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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, and Michael D. Capellas, Compaq's Chairman of the Board and Chief Executive Officer. The transcript of the message is posted on HP's internal web site.

FIORINA/CAPELLAS MESSAGE TO EMPLOYEES

CARLY: Good morning, good afternoon, good evening, wherever you are in the HP world at this moment.

This is a historic day for our customers, a historic day for our industry, but most of all, this is a history-making day for the people of HP. Today, you have good reason to be proud of this company.

Today, we announced our plans to merge with Compaq. The people of HP are joining forces with the people of Compaq to fundamentally change the landscape of our industry.

I know this news will likely come as a surprise to many of you at HP and to many others in the industry and the world at large. But once you understand the strategic logic, the promise and the opportunity of this combination becomes very clear.

It is a very big step on the journey we've been on. In fact it's more like a giant leap forward on our journey to reinvent HP. On our journey to offer not just great products, but great solutions. On our journey to become more customer-focused. On our journey to transform ourselves into an indisputable market leader.

I have said time and time again, this is a company with a big culture, a big brand, a big legacy and big ambitions. Today's news certainly delivers on every dimension.

From the beginning, our goal has been to be a market leader -- No. 1 or No. 2 -- in every category in which we compete. But what I've also said, repeatedly, is that in addition to being No. 1 or No. 2 in every category, we also aim to put our inventive DNA to work on leading the shift to a new computing era -- a world where technology truly works for people, not the other way around.

Today's move dramatically accelerates our strategy to deliver on these worthy ambitions. It is a move that will position us for a new kind of industry leadership. A leadership that aims to help transform the experiences people have with technology and the role it plays in business, society and daily life.

Today, we significantly strengthen our hand when it comes to delivering on the three key dimensions of the emerging technology landscape:

     o enabling intelligent, connected devices and environments;

     o enabling an always-on Internet infrastructure; and

     o enabling a new generation of applications delivered as e-services.

When we join forces with Compaq, the new company will be an $87 billion powerhouse with the industry's most complete technology offering. In the new HP, we will continue to be the market leader -- the No. 1 imaging and printing company in the world. And we'll continue to be the No. 1 consumer IT solutions company in the world, and we'll also become No. 1 in the small- and medium-business market. And, for the first time in a very long time, in the enterprise space, IBM now will have a competitor that's big enough, bold enough and powerful enough to challenge it in a big way.

One of the significant benefits of this merger is that it provides value for all the stakeholders of our two companies.

For customers, our depth and breadth in solutions and our increased capabilities give us new advantages in serving the needs of customers -- giving them choice, flexibility and a far different approach to engineering the technology that truly serves them.

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For partners, our deeper relationship with customers will make the new HP a much more attractive partner. Our scale and scope, the popularity of our platforms -- like Itanium and NT and HP-UX -- and the size of our customer base, will make us a compelling partner for many in our industry. In fact, the new HP will become the largest partner of Microsoft, Intel, Oracle and SAP. And we become the largest partner for consultancies like Accenture, PwC, KPMG and others. We will have a scale and a scope and a commitment to partnerships that is unmatched.

For shareowners, the combination of Compaq and HP offers value and it offers growth. By combining the two companies, we can gain new efficiencies and create an even more competitive cost structure.

In a tough economic environment, this makes sense -- it's a smarter way to compete. But longer term, there's a much bigger story here: The combination of our capabilities and our offerings will significantly improve our ability to capitalize on the upturn in the market when it does happen.

For employees, the new HP becomes an exciting place to work. Let's face it, it's just more fun working for a winning company. For those of us at HP who've been saying, "Let's get back to winning," it's our time.

For those of you who want your company to make a meaningful difference in the world, there's no better place to be. For those of you who want HP to act with a renewed sense of confidence and competitiveness, this move sends a clear signal. And if you want to make the benefits of technology accessible to all, you now have a world stage on which to do that work.

The competitive spirit of the people of Compaq -- their tenacity, their determination -- is renowned. This is a company that knows how to take on change and face challenges with a vengeance. And under the leadership of Michael Capellas, this company has made remarkable progress on its own transformational journey.

Now I'd like to introduce Michael to all of you, to talk more about the strengths the combined company will have.

Let me just say, I first met Michael 18 months ago in Washington, D.C., and it was immediately clear that he was a great leader and that we saw eye to eye. And so now it is a great privilege to introduce my partner, Michael Capellas.

MICHAEL: Thank you, Carly.

First I want to say that Carly and I have developed a strong working relationship during the past 18 months -- beginning with our work on the high-tech Internet exchange last year. I have been impressed with her leadership, her vision and her competitive fire.

You can't fake chemistry. Why is that important? Well, we have a big challenge ahead of us in combining these two companies, and it will be an easier task because we like and respect each other.

Compaq competes vigorously with HP in the marketplace, but we have always respected your company as a competitor and admired the leaders and employees of HP for their honesty and integrity.

We have admired your engineering talent and your commitment to open systems. And, certainly, we admire your drive to reinvent yourself because we've been going through the same process ourselves.

There's a lot to talk about, our complementary strengths in products and services, and it's true that the synergies are significant. But what really excites me about the merger are the great cultural strengths that we share. Strengths such as:

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     o A common commitment to invention and innovation;

     o a common commitment to community service and corporate responsibility;

     o a common commitment to trust, respect, integrity and opportunity for employees;

     o a common commitment to customer success; and

     o a common commitment to shareholder value.

Our product and service portfolio is important, but these values will be the fundamental strengths of the new HP and the fundamental drivers of our success.

By marrying HP's "Invent" with Compaq's "Inspiration Technology," we'll build a true innovation machine. We will define the technologies and solutions that transform the businesses, experiences and lives of our customers.

Like you, Compaq has roots in the inventiveness of inspired engineers who created something new and innovative, took risks and defined an industry. In our case, it started with Rod Canion, the inspired engineer, and his venture capital partner, the legendary Ben Rosen, in 1982. And it runs in a direct line all the way to the inspired employees who are driving Compaq's leadership today in Internet-access devices, industry-standard servers, enterprise storage and fault-tolerant systems.

The first challenge I issued to the Compaq team when I became CEO two years ago was to build cool stuff. I wasn't just talking about the latest and greatest consumer products. I was also talking about developing supercomputers to crack the human genome and content delivery vehicles to advance education in developing countries.

Invention and innovation are at the heart of both of our cultures, and that is why we will reshape the industry landscape.

I'm extremely proud of the Compaq team and what we've accomplished. As big as we are, there is still a strong spirit of entrepreneurship and an unwavering devotion to customer success throughout our culture.

As Carly said, Compaq people are tenacious and willing to take on any challenge. I know it will take them, just as it will take you, a little while to get used to the idea of Compaq and HP becoming one company.

But I want to echo what Carly said a moment ago. Once you understand the strategic logic, the promise and the opportunity of this combination become very clear and very compelling.

We are building an IT industry powerhouse with an unrivaled capacity to create customer value. In the process, we need to remember two important values. First, compete hard every day. One thing I know that Carly and I have in common is that we hate to lose. Second, it's okay to have fun along the way. That's something else that Carly and I share. And why shouldn't we have fun? We're getting ready to take on the world and change the industry. And I can't wait to get started.

CARLY: Thanks, Michael.

So while we talk about taking on the world, let's also talk for a moment here about execution, because execution is what it's all about. Our execution around the integration of our two companies is going to come under intense scrutiny. You should expect our competitors and our critics to take advantage of this opportunity to overshadow us.

They'll say we're going to take our eye off the ball. They'll say both companies are in the middle of formidable transformations, so how could we possibly pull this one off?


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Get ready. Strengthen your resolve. At times the heat is going to feel intense.
Our stock will probably take a hit for a while, but this deal isn't about short-term stock price, it is about customers, shareholders and employees for the long term.

You know what I always say in times like these: in the heat of battle, do not underestimate the people of HP.

We are going to use the opportunities presented by this merger to challenge IBM in the enterprise space with a renewed sense of urgency. We are now in a position -- with an unmatched market presence and an incredible set of offerings -- to architect every company's enterprise, with a strength in services to build, optimize, manage and evolve our customer's infrastructures.

We can also attack Sun, with a new aggressiveness, backed by world-class engineering, standards-based approaches and a much more complete and compelling set of solutions and partners.

We can defeat EMC in the storage arena in a very significant way.

We can challenge Dell by using our massive direct and channel positions to drive greater cost advantages. And, I might add, we actually possess real engineering credentials and real enterprise expertise when it comes to taking on the tough technical challenges our customers face.

And, of course, we will continue to be the pre-eminent printing and imaging franchise -- watch out Lexmark, watch out Xerox.

What's truly compelling about this merger, is that in one big, bold stroke, we make huge progress on all of these fronts.

We cannot for a minute, however, underestimate the challenge in front of us. We cannot take anything for granted. The stakes are huge. Mergers like this take time to win all the regulatory approvals required before we can combine the two companies.

The next five to eight months are critical. We absolutely cannot let this new news distract us in the short-term. Both companies must compete vigorously in the market -- including against each other. We must continue to serve customers. We must continue to execute on our strategy. We must continue to focus on revenue generation. We must continue to manage costs. It's essential to execute in the short term so people have confidence we can execute in the long term.

Second, when the merger is approved, we will integrate these two companies with discipline, decisiveness and speed. The integration efforts will be led by Webb McKinney, a strong operational leader from HP, and Jeff Clarke, Compaq's CFO -- both of these are very talented executives.

We already have a comprehensive integration plan in place and we've already thought through some of the toughest decisions including organizational structure and the senior management team. We want to be in a position to takeoff out of the gates, as soon as the merger receives approval.

Despite today's very exciting news, it is vitally important, until your manager tells you otherwise, you have to stay focused on doing what you're doing now. Stay focused on running the business, on serving customers and beating competitors. We must continue to meet our financial commitments short-term so that we don't jeopardize this opportunity long-term.

I have never been prouder to be a part of this company. And I have never been more confident in the future of the new HP.

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You can find all of the details about today's announcement on the @hp portal.
Rest assured that we will spend appropriate time on this topic in the weeks and months ahead.

For the employees of HP and Compaq, this represents an opportunity for us to step forward and become a defining force in our industry again.

It represents an opportunity to help our customers reap the powerful benefits of technology in this new era.

This is one of those rare moments when one company can step forward and change the game.

Today, as you read the coverage and watch the news, it is a good day to remember: Together, we can do anything. Together, we can change the world.

It is our time again. Savor the moment. Have a great day.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing and workforce reductions, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/ prospectus and other relevant materials in connection with the Merger.
The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed


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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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